The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The securities have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless the securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available. This announcement does not constitute an offer of any securities for sale.


                          [CNOOC Limited Company LOGO]

                (Incorporated in Hong Kong with limited liability)
                                (Stock Code: 883)

                           PLACING OF EXISTING SHARES
                          AND SUBSCRIPTION OF NEW SHARES
                                       AND
                              RESUMPTION OF TRADING

                 Joint Global Coordinators and Bookrunners


  [Credit Suisse Logo]         [Goldman Sachs Logo]       [JP Morgan Logo]
    Credit Suisse
 (Hong Kong) Limited    Goldman Sachs (Asia) L.L.C.  J.P. Morgan Securities Ltd.


PLACING OF EXISTING SHARES AND SUBSCRIPTION OF NEW SHARES

On 27 April 2006, the Vendor, a wholly-owned subsidiary of CNOOC, entered into the Placing Agreement with the Joint Bookrunners and the Company.
The Vendor and the Company also entered into the Subscription Agreement on the same day. The Vendor presently holds 28,999,999,995 of the issued shares of the Company and pursuant to the Placing Agreement, the Vendor has agreed to place, through the Joint Bookrunners, 2,500,000,000 Shares in the share capital of the Company to independent investors at a price of HK$6.15 per Share. Within 14 days of the Placing Agreement, the Vendor will, pursuant to the Subscription Agreement, subscribe for 2,272,727,273 new Shares at a price of HK$6.15 per Share, being the same as the Placing Price.

The Placing is fully underwritten by the Joint Bookrunners on a several and not joint basis. Completion of the Placing and the Subscription is subject to the satisfaction of certain conditions as described below. If these conditions are not fulfilled, the Placing and Subscription will not proceed.

The Placing Shares represent approximately 6.09% of the existing issued share capital of the Company of 41,054,675,375 Shares and approximately 5.77%
of the Company's issued share capital as enlarged by the Subscription. The net proceeds from the Subscription of approximately HK$13.78 billion will be used by the Group to finance continuing capital expenditure requirements in relation to the OML 130 in offshore Nigeria, as well as general working capital for the Group's operating activities.

In accordance with applicable laws and regulations of the PRC, CNOOC has an obligation to procure the Vendor to sell 227,272,727 Sale Shares as part of the Placing pursuant to the approval of SASAC dated 26 April 2006. SASAC has approved the allocation of the Sale Shares to NSSF, and pursuant to the NSSF's authorization given to the Company, the Sale Shares are being sold by the Vendor (acting through the Company) on behalf of NSSF.

The Vendor has an approximately 70.64% interest in the Company as at the date of this announcement, which will be reduced to approximately 64.55% immediately upon completion of the Placing, and will then be increased to approximately 66.41% immediately upon completion of the Subscription.

The Subscription is conditional upon, amongst other things, the Stock Exchange granting listing of, and permission to deal in, the Subscription Shares.
The Subscription Shares are proposed to be issued pursuant to the existing general mandate given to the Directors to allot and issue Shares.

SUSPENSION AND RESUMPTION OF TRADING

Trading in the Shares of the Company was suspended at the request of the Company from 9:30 a.m. on 27 April 2006 pending the release of this announcement. The Company has applied for the resumption of trading in the Shares of the Company with effect from 9:30 a.m. on 28 April 2006. Trading in the Company's American Depositary Shares on the New York Stock Exchange was also suspended with effect from 9:30 a.m. (New York time) on 27 April 2006 at the request of the Company, and trading of the Company's American Depositary Shares is expected to resume at 9:30 a.m. (New York time) on 28 April 2006.

PLACING OF EXISTING SHARES AND  SUBSCRIPTION OF NEW SHARES

Agreement to Place 2,500,000,000 Existing Shares Dated 27 April 2006

Parties:                  The Vendor, the Company and the Joint Bookrunners

Joint Bookrunners:        Each of the Joint  Bookrunners is independent of and
                          not connected with the directors, chief executive or substantial shareholders of the Vendor, each member of the Group or any of their respective associates.

Placees: The Placing Shares will be placed with not less than six placees, who will be independent of and not connected with the directors, chief executive or substantial shareholders of the Vendor, each member of the Group or any of their respective associates. It is expected that no placee will become a substantial shareholder of the Company as a result of the Placing.

Number of Placing         2,500,000,000 Shares to be placed, representing
Shares:                   approximately 6.09% of the existing issued share
                          capital of the Company of 41,054,675,375 Shares, and approximately 5.77% of the issued capital of the Company as enlarged by the issue of 2,272,727,273 new
                          Shares under the Subscription. The Placing is fully underwritten by the Joint Bookrunners on a several and not joint basis.

Placing Price:            HK$6.15 per Placing Share (exclusive of stamp duty,
                          brokerage (if any), Stock Exchange trading fees and SFC transaction levies). This price was agreed after arm's length negotiations and represents:

                          (i) a discount of approximately 5.38% to the closing price of HK$6.50 per Share as quoted on the Stock Exchange on 26 April 2006, being the last trading day of the Shares immediately before and including the date of this announcement; and

                         (ii) a discount of approximately 7.10% to the average closing price of approximately HK$6.62 per Share as quoted on the Stock Exchange for the last five trading days of the Shares immediately before and including the date of this announcement.

                          The Placing Price, net of placing commission and other costs and expenses, is approximately HK$6.06 per Placing Share.

Rights: The Placing Shares will rank equally with the existing Shares, will be free and clear of encumbrances and will carry the right to dividends declared, made or paid after the date of the Placing Agreement.

Completion:               Completion of the Placing is expected to take place on
                          or before 3 May 2006 or such other date as may be agreed by the Vendor and the Joint Bookrunners.
                          Completion of the Placing is conditional upon:

                          (a) the Subscription Agreement having been entered into by the parties thereto; and

                          (b) there not having come to the attention of the Joint Bookrunners at any time prior to completion of the Placing any breach of, or failure to perform, any of the other obligations of the Company or the Vendor required to be performed at or before completion of the Placing.

Lock-up: Pursuant to the Placing Agreement, the Vendor has undertaken to the Joint Bookrunners that (except for the sale of the Placing Shares pursuant to the Placing Agreement and for the transfer of Shares to NSSF in accordance with applicable PRC laws and regulations as a result of the transactions contemplated under the Placing Agreement and the Subscription Agreement) from the date of the Placing Agreement and on or prior to the date being ninety (90) days after the date of the Placing Agreement, it will not and will procure that none of its nominees, companies controlled by it or trusts associated with it (whether individually or together and whether directly or indirectly) will (without the prior written consent of the Joint Bookrunners) (i) offer, lend, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares (including the new Shares to be issued under the Subscription Agreement but excluding the Placing Shares) or any interests therein or any securities convertible into or exercisable or exchangeable for or substantially similar to any such Shares or interests or (ii) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Shares, whether any such transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above.

                          Pursuant to the Placing Agreement, the Company has undertaken to the Joint Bookrunners that (except for (i) the new Shares to be allotted and issued to the subscribers named in the Subscription Agreement or their respective nominees, (ii) any new Shares or options to be issued pursuant to the existing or previous employee share option schemes of the Company
                          (iii) any Shares or other securities or rights issued or granted to shareholders by way of bonus or under any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company or on the exercise of rights existing at the date of the Placing Agreement and (iv) any new Shares to be issued pursuant to the conversion of the US$1,000,000,000 convertible notes issued by the Company in December 2004) from the date of the Placing Agreement and on and prior to the date being ninety
                         (90) days after the date of the Placing Agreement it
                          will not (without the prior written consent of the Joint Bookrunners)(i) allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to any Shares or interest in Shares or (ii) agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transaction described in (i) above or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above.

Force Majeure:            The Joint Bookrunners are entitled, on the occurrence
                          of certain events (including a material breach of any of the undertakings, representations and warrantives set out in the Placing Agreement, and material adverse change in the financial position of the Company), to terminate the Placing Agreement by giving notice to the Company and the Vendor at any time prior to completion of the Placing.

Agreement to Subscribe for 2,272,727,273 New Shares Dated 27 April 2006

Parties:                  The Vendor, as subscriber, and the Company.

Number of Subscription     The  Company  will  issue  2,272,727,273  new Shares
Shares:                    to the Vendor representing  approximately  5.54% of
                           the existing issued share capital of the Company and approximately 5.25% of the issued share capital of the Company as enlarged by the issue of 2,272,727,273 new Shares under the Subscription. The number of shares to be issued by the Company pursuant to the Subscription Agreement will not exceed the number of shares placed by the Joint Bookrunners pursuant to the Placing Agreement.

Subscription Price:        HK$6.15 per Subscription Share (exclusive of stamp
                           duty, brokerage (if any), Stock Exchange trading fees and SFC transaction levies) which is the same as the Placing Price. Subject to the Subscription being completed, the Company will bear the costs and expenses in connection with the Placing and the Subscription which are estimated to be approximately
                           HK$202 million. Any interest earned by the Vendor on the moneys raised by the Placing, between the date of completion of the Placing and the date of completion of the Subscription, will be paid to the Company.

General Mandate:           The Subscription Shares will be issued pursuant to
                           the general mandate to allot, issue and deal with Shares granted to the Directors by resolution of its shareholders passed at the Company's general meeting held on 25 May 2005, which authorised the Directors to allot and issue a maximum of 8,210,935,075
                           Shares.

                           The general mandate has not been utilised prior to entering into of the Subscription Agreement and the Company has not undertaken any equity fund raising activities in the 12 months immediately before the date of this announcement.

Ranking of Subscription    The Subscription  Shares will rank equally with
Shares:                    Shares in issue at the time of issue and allotment of
                           the Subscription Shares.

Conditions:                The Subscription is conditional upon:

                           (a) completion of the Placing in accordance with the
                               Placing Agreement; and

                           (b) the Listing Committee of the Stock Exchange
                               granting or agreeing to grant listing of and permission to deal in the Subscription Shares.

                           Application will be made to the Stock Exchange to grant the listing of, and permission to deal in, the Subscription Shares.

Completion:                Pursuant to the Placing Agreement and the
                           Subscription Agreement, and in accordance with the Listing Rules, the Subscription must be completed within 14 days after the date of the Placing
                           Agreement, that is, on or before 11 May 2006 (or such other date as the Company and the Vendor may agree, subject to compliance with the Listing Rules), failing which the Subscription shall cease and terminate.

Reason for the Placing and Subscription and Use of Proceeds

In view of the current market conditions, the Board consider that the Placing and Subscription represents a good opportunity to raise further funds for the Company, while at the same time broadening its shareholder and capital base.
The net proceeds from the Subscription, of approximately HK$13.78 billion, will be used by the Group to finance continuing capital expenditure requirements in relation to the OML 130 in offshore Nigeria, as well as general working capital for the Group's operating activities. Therefore, the Board considers the terms of the Placing Agreement and the Subscription Agreement to be fair and reasonable and in the interests of the Company and its shareholders as a whole. The net proceeds from the sale of the Sale Shares is approximately HK$1.38 billion. The entire net proceeds from the sale of the Sale Shares will be remitted to the NSSF.

Sale by NSSF

In accordance with applicable laws and regulations of the PRC, CNOOC has an obligation to procure the Vendor to sell 227,272,727 Sale Shares as part of the Placing pursuant to the approval of SASAC dated 26 April 2006. SASAC has approved the allocation of the Sale Shares to NSSF, and pursuant to the NSSF's authorization given to the Company, the Sale Shares are being sold by the Vendor (acting through the Company) on behalf of NSSF.

EFFECTS ON SHAREHOLDING STRUCTURE

The existing shareholding structure of the Company and the shareholding structure of the Company immediately upon completion of the Placing and the Subscription are set out below:




                                                                                Immediately after
                                                      Immediately after           the Placing and
                                   Existing                the Placing           the Subscription
                                    Shares         %          Shares         %             Shares          %
                           --------------    -------  --------------   -------   ----------------     -------

Vendor                      28,999,999,995    70.64%  26,499,999,995    64.55%     28,772,727,268     66.41%
Overseas Oil Gas
Corporation                              5        0%               5        0%                  5         0%
Placees of the Placing
Shares                                   -         -   2,500,000,000     6.09%      2,500,000,000      5.77%
Other public shareholders
of the Company              12,054,675,375    29.36%  12,054,675,375    29.36%     12,054,675,375     27.82%
                            --------------    -----   --------------    ------     --------------    -------

Total                       41,054,675,375   100.00%  41,054,675,375   100.00%     43,327,402,648    100.00%
                            ==============   ======   ==============   =======     ==============    =======



Note:

The above figures assume that other than the Subscription Shares, no further Shares are issued or repurchased by the Company and no Share Options are exercised, and other than the Placing Shares, no Shares are sold or purchased by the Vendor, in each case on or after the date of this announcement and up to the date of the completion of the Placing and Subscription.

ADDITIONAL DIVIDENDS PAYABLE

As the Subscription is expected to be completed before the record date of 16 May 2006 for the 2005 final dividends of HK$0.10 per Share declared by the Board on 24 March 2006, the Subscription Shares will be entitled to the final dividends. The Company will therefore be required to pay an amount of additional dividends of HK$227,272,727 if the Subscription completes. As a result, the aggregate final dividends payable by the Company for the year ended 31 December 2005 will be HK$4,332,740,265.


SUSPENSION AND RESUMPTION OF TRADING

Trading in the Shares of the Company was suspended at the request of the Company from 9:30 a.m. on 27 April 2006. The Company has applied for the resumption of trading in the shares of the Company with effect from 9:30 a.m. on 28 April 2006. Trading in the Company's American Depositary Shares on the New York Stock Exchange was also suspended with effect from 9:30 a.m.
(New York time) on 27 April 2006 at the request of the Company, and trading of the Company's American Depositary Shares is expected to resume at 9:30 a.m. (New York time) on 28 April 2006.

GENERAL

The  principal  business  activity of the  Company is  investment  holding.
The Group principally engages in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

No adjustment to the conversion price of the convertible bonds issued by CNOOC Finance (2004) Limited due December 2009 (convertible into Shares of the Company) will be required as a result of the Subscription.

DEFINITIONS

The following defined terms are used in this announcement:

"associate"              has the meaning ascribed to it in the Listing Rules

"Board"                  board of directors of the Company

"CNOOC" China National Offshore Oil Corporation, a company incorporated under PRC laws and the controlling shareholder of the Company

"Company"                CNOOC Limited, a company incorporated in Hong Kong with
                         limited liability, the shares of which are listed on the Hong Kong Stock Exchange and whose American
                         Depository  Shares  are listed on the New York Stock
                         Exchange

"Directors"              directors of the Company

"Group"                  the Company and its subsidiaries

"Joint Bookrunners"      Credit Suisse (Hong Kong) Limited, Goldman Sachs (Asia)
                         L.L.C. and J.P. Morgan Securities Ltd.

"Listing Rules"          The Rules Governing the Listing of Securities on the
                         Stock Exchange

"NSSF" The National Social Security Fund Council of the PRC (CHINESE CHARACTERS OMITTED), an organisation authorised by the State Council of the PRC (CHINESE CHARACTERS OMITTED) which is responsible for the administration of the PRC national social security fund

"Placing"                the placing of the Placing Shares pursuant to the
                         Placing Agreement

"Placing Agreement"      placing agreement between the Vendor, the Company and
                         the Joint Bookrunners dated 27 April 2006

"Placing Price"          HK$6.15 per Placing Share

"Placing Shares"         a  total of 2,500,000,000 Shares, comprising
                         2,272,727,273 Shares offered by the Vendor for sale on its own behalf and the Sale Shares offered by the Vendor for sale on behalf of NSSF, which are to be placed by the Joint Bookrunners pursuant to the Placing
                         Agreement at the Placing Price

"PRC"                    The People's Republic of China

"SASAC" The State-owned Asset Supervision and Administration Commission of the State Council

"Share Options"          Share options granted under the current and previous
                         Share option schemes of the Company adopted on 4 February 2001, 6 June 2002 and 31 December 2005 respectively

"Sale Shares"            227,272,727 Shares held by the Vendor to be offered for
                         sale by the Vendor on behalf of NSSF (pursuant to relevant PRC government requirements, and acting through the Joint Bookrunners) as part of the Placing
                         Shares at the Placing Price under the Placing

"SFC"                    the Securities and Futures Commission of Hong Kong

"Shares" ordinary shares of HK$0.02 each in the capital of the Company

"Stock Exchange"         The Stock Exchange of Hong Kong Limited

"Subscription            subscription agreement between the Vendor and the
 Agreement"              Company dated 27 April 2006

"Subscription Shares"    2,272,727,273 Shares to be subscribed for by the
                         Vendor pursuant to the Subscription Agreement

"Subscription"           the subscription for the Subscription Shares pursuant
                         to the Subscription Agreement

"Vendor" CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands, the controlling shareholder of the Company and a wholly-owned subsidiary of CNOOC

As at the date of this announcement, the Board comprises:

Executive Directors
Fu Chengyu (Chairman)
Luo Han
Zhou Shouwei
Cao Xinghe
Wu Zhenfang
Wu Guangqi
Yang Hua

Independent non-executive Directors:

Sung Hong Chiu
Kenneth S. Courtis
Evert Henkes
Tse Hau Yin, Aloysius
Lawrence J. Lau

                                                    By Order of the Board
                                                    CNOOC Limited
                                                    Victor Zhikai Gao
                                                    Company Secretary

Hong Kong, 27 April 2006

                                             [GRAPHIC OMITTED]
                                             [CHINESE CHARARACTERS OMITTED]
                                             CNOOC LIMITED

FOR IMMEDIATE RELEASE


             CNOOC Limited successfully implemented a Top-Up Placing



(Hong Kong, 28 April 2006) CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") announces that, it has successfully implemented a top-up placing today. Credit Suisse (Hong Kong) Limited, Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities Ltd. acted as the joint global coordinators and joint bookrunners for the placement.

Pursuant to the Placing Agreement, CNOOC (BVI) Limited, the controlling shareholder of the Company, has agreed to place, through the joint bookrunners, 2,500,000,000 shares in the Company to independent investors at a price of HK$6.15 per share. Within 14 days of the Placing Agreement, CNOOC (BVI) Limited will, pursuant to the Subscription Agreement, subscribe for 2,272,727,273 new shares at a price of HK$6.15 per share. The net proceeds from the Subscription will be approximately HK$13.78 billion.

In accordance with applicable laws and regulations of the PRC, CNOOC has an obligation to procure CNOOC (BVI) Limited to sell 227,272,727 sale shares as part of the Placing. The State-owned Assets Supervision and Administration Council has approved the allocation of such sale shares to the National Social Security Fund (NSSF), and pursuant to the NSSF's authorization given to the Company, such sale shares are being sold by the Vendor (acting through the Company) on behalf of NSSF.

The net proceeds from the Subscription will be used by the Group to finance continuing capital expenditure requirements in relation to the OML 130 in offshore Nigeria, as well as general working capital for the Group's operating activities.

This placing of existing shares and subscription of new shares of the Company is a notable transaction in the history of the Company. The placement is the largest accelerated bookbuilt offering in Asia (excluding Japan) this year. The placement generated very strong demand from global investors resulting in a very narrow discount of 3.6% to the Hong Kong parity of the last closing price of the Company's ADSs in NYSE.

Mr. Fu Chengyu, Chief Executive Officer commented, "This is the largest capital markets transaction since the Company's IPO. It is also one of the largest accelerated bookbuilt offerings by a Chinese issuer ever. Strong demand generated by the placement is a testament to the great achievement that the Company has made since its IPO in February 2001."

Mr. Yang Hua, Chief Financial Officer and Executive Vice President commented, "We're pleased to see that the Company continues to enjoy a strong position in the international capital markets. We will continue to pursue our growth strategy while maintaining prudent financial discipline."

The securities to be offered in the top-up placing have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer of any securities for sale.


Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

                              *** *** *** ***
This press release contains forward looking statements including with respect to the anticipated completion of the top-up placing and the Company's commitment to its growth strategy. Completion of the top-up placing is subject to the satisfaction of certain conditions, including the Hong Kong Stock Exchange granting listing of, and permission to deal in, the Subscription Shares. If these conditions are not fulfilled, the top-up placing will not proceed. The Company's growth strategy involves inherent risks and uncertainties and a number of factors could cause actual results to differ materially. Such factors include, but are not limited to, potential changes in the Chinese economic, political and social conditions and government policies in the oil and gas industry.
                              *** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

                       CNOOC Limited Announces Placing Of
                 Existing Shares And Subscription of New Shares


(Hong Kong, 27 April 2006) CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") announces that, following a request made by the Company to the Stock Exchange of Hong Kong Limited, trading in the Company's shares has been suspended with effect from 9:30 a.m. Hong Kong time on 27 April 2006. The Company will be issuing a formal announcement regarding a top-up placing of shares in the Company pursuant to the general mandate granted to the Board of Directors at the annual general meeting of the Company on 25 May 2005.

The top-up placing of shares, if completed, will involve first a placement of shares owned by CNOOC (BVI) Limited, the Company's controlling shareholder, to parties unrelated to the Company, followed by a new issue of shares by the Company to CNOOC (BVI) Limited of a number of shares not exceeding those sold in the first placement, within 14 days of the date of the placing agreement, each in accordance with the listing rules of the Stock Exchange of Hong Kong. The per share subscription price paid by CNOOC (BVI) Limited to the Company for the subscription of shares will equal the per share placing price for the initial placement.

Trading in the Company's ADSs on the New York Stock Exchange will also be suspended with effect from 9:30 a.m. New York time on 27 April 2006, with trading of the ADSs expected to resume at 9:30 a.m. New York time on 28 April 2006.

The securities to be offered in the top-up placing of shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer of any securities for sale.

                                *** *** *** ***

This press release contains forward looking statements including with respect to the anticipated completion of the top-up financing, the related timing of such completion and anticipated resumption of trading of the ADSs on the New York Stock Exchange. The top-up financing may not be completed and trading of the ADSs may occur before or after 9:30 a.m. New York time on 28 April 2006.

                                *** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn